

03053307

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 43830

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FPA Fund Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11400 West Olympic Boulevard, Suite 1200
(No. and Street)

Los Angeles	California	90064
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Richard Atwood — (310) 996-5458
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — if individual, state last, first, middle name)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Richard Atwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of FPA Fund Distributors, Inc. as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Name J. Richard Atwood
Title President

Notary Public


CAROLYN A. FIELDS
Commission # 1321098
Notary Public - California
Los Angeles County
My Comm. Expires Sep 16, 2005

This report ** contains (check all applicable boxes):

x	(a)	Facing Page
x	(b)	Statement of Financial Condition
x	(c)	Statement of Income
x	(d)	Statement of Cash Flows
x	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
x	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
x	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



FPA FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of First Pacific Advisors, Inc.)
(SEC Identification No. 8-43830)

Financial Statements with Supplementary Information

December 31, 2002

(With Independent Auditors' Report Thereon)

Filed in accordance with Rule 17a-5(e)(3) as a Public Document.



355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors
FPA Fund Distributors, Inc.:

We have audited the accompanying balance sheet of FPA Fund Distributors, Inc. (the Company) as of December 31, 2002 and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FPA Fund Distributors, Inc. at December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the audit procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

January 17, 2003



FPA FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of First Pacific Advisors, Inc.)

Balance Sheet

December 31, 2002

Assets

Cash	$	64,995
Commissions receivable		11,321
Receivable from Parent		282,591
Prepaid expenses		3,220
Total assets	$	362,127

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable	$	9,446
Stockholder's equity:		
Common stock, no par value, 1,000 shares authorized, 100 shares issued and outstanding		4,000
Additional paid-in capital		896,378
Accumulated deficit		(547,697)
Total stockholder's equity		352,681
Total liabilities and stockholder's equity	$	362,127

See accompanying notes to financial statements.

FPA FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of First Pacific Advisors, Inc.)

Statement of Operations

Year ended December 31, 2002

Revenues:	
Commissions	$ 596,576
Operating expenses:	
Employee compensation and benefits	114,210
Printing	76,642
Postage and delivery	38,683
Equipment rent	32,048
Outside services fees	27,201
Insurance	25,810
Other	15,160
Total operating expenses	329,754
Operating income	266,822
Interest income	783
Income before income taxes	267,605
Income taxes	109,456
Net income	$ 158,149

See accompanying notes to financial statements.

FPA FUND DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of First Pacific Advisors, Inc.)

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities:		
Net income	$	158,149
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for income taxes		109,456
Changes in assets and liabilities:		
Increase in commissions receivable		(1,911)
Increase in receivable from Parent		(262,172)
Increase in prepaid expenses		(2,740)
Increase in accounts payable		1
Net cash provided by operating activities		783
Net increase in cash		783
Cash, beginning of year		64,212
Cash, end of year	$	64,995
Supplemental disclosure of noncash financing activity:		
Capital contribution for difference between income tax provision recorded on a separate-return basis and amount expected to be settled by the Company to its Parent for its income taxes	$	109,456

See accompanying notes to financial statements.

FPA FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of First Pacific Advisors, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2002

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 2001	$ 4,000	786,922	(705,846)	85,076
Capital contribution for difference between income tax provision recorded on a separate-return basis and amount expected to be settled	—	109,456	—	109,456
Net income	—	—	158,149	158,149
Balance, December 31, 2002	$ 4,000	896,378	(547,697)	352,681

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

FPA Fund Distributors, Inc. (the Company) is a wholly owned subsidiary of First Pacific Advisors, Inc. (FPA), which is a wholly owned subsidiary of Old Mutual (U.S.) Holdings Inc. (OMUSH or the Parent), which, in turn, is an indirect wholly owned subsidiary of Old Mutual plc. (Old Mutual). The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 (the Act) and applicable state securities statutes, and acts exclusively as principal underwriter and distributor for five open-end investment management companies (the Funds) managed by FPA. The Company promotes the sale of shares of the Funds domestically by broker-dealers that are members in good standing of the National Association of Securities Dealers, Inc.

The Company prepares its financial statements on an accrual basis. Income is derived from commissions received from the sale of shares of the Funds managed by FPA and interest received on cash balances. Expenses include those directly related to the Company's wholesale broker-dealer and distribution activities.

In October 2000, the Parent's predecessor, United Asset Management Corporation, was acquired by Old Mutual. This transaction was accounted for as a purchase. The accompanying financial statements have been prepared using the Parent's historical basis in the Company as described above.

(a) Cash

At December 31, 2002, cash is comprised of a money market savings account with a major bank.

(b) Revenue Recognition

Commission income is accrued as earned based upon Fund sales commissions retained by the Company after reallowance to other broker-dealers. Commissions receivable at December 31, 2002 are believed to be collectible.

(c) Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. This method requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than anticipated changes in the tax law or rates.

The taxable income of the Company is included in the consolidated federal income tax return of Old Mutual. During the course of the year, the Parent remits payments in settlement of all consolidated current and deferred income tax obligations to Old Mutual, in accordance with the tax-sharing agreement between the Parent and Old Mutual. Accordingly, there are no current tax liabilities or deferred tax liabilities or assets reflected in the accompanying balance sheet. The Company does not reimburse the Parent for income tax payments which the Parent makes to Old Mutual on the Company's behalf; accordingly, these amounts have been treated as a capital contribution by the Parent.

(Continued)

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts and disclosures reported in the accompanying financial statements. Actual results could differ from these estimates.

(2) Stockholder's Equity

At December 31, 2002, the Company has 1,000 shares of common stock authorized, 100 of which are issued and outstanding. FPA has agreed to provide capital contributions to the Company as necessary for it to maintain compliance with minimum net capital requirements.

(3) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of a minimum net capital of $25,000 and the maintenance of a ratio of aggregate indebtedness to net capital not to exceed 1,500% (capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 1,000%). At December 31, 2002, the Company had net capital of $66,870, which was $41,870 in excess of the minimum net capital required, and a ratio of aggregate indebtedness to net capital of 0.141 to 1.

At December 31, 2002, the Company is exempt from the provisions of Rule 15c3-3 (under paragraph k(1) of such rule) of the Act as it is a broker-dealer which deals solely in mutual fund shares and promptly transmits all customer funds and delivers all securities received in connection with its broker-dealer activities.

(4) Related-Party Transactions

As the Company is a member of a group of affiliated companies, it is possible that the terms of certain of the related-party transactions are not the same as those that would result from transactions among wholly unrelated parties.

(5) Income Taxes

The components of the provision for income taxes, computed as if the Company were a separate taxpayer, are as follows:

Current tax expense:		
Federal	$	85,157
State		24,299
Total income taxes	$	109,456

There were no deferred taxable items in 2002.

The Company's effective income tax rate varies from the federal statutory income tax rate primarily as a result of state income taxes.

FPA FUND DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of First Pacific Advisors, Inc.)

Supplementary Information
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2002

The accompanying Schedule I is prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

At December 31, 2002, the Company is exempt from the provisions of Rule 15c3-3 (under paragraph k(1) of such rule) of the Act as it is a broker-dealer which deals solely in mutual fund shares and promptly transmits all customer funds and delivers all securities received in connection with its broker-dealer activities. Because of this exemption, the Company has not included the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" or "Information for Possession or Control Requirements Under Rule 15c3-3."

See accompanying independent auditors' report.

Schedule I

FPA FUND DISTRIBUTORS, INC.

(A Wholly Owned Subsidiary of First Pacific Advisors, Inc.)

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2002

Net capital:		
Total stockholder's equity	$	352,681
Less nonallowable assets:		
Receivable from Parent		282,591
Prepaid expenses		3,220
		285,811
Haircut on securities owned		—
Net capital	$	66,870
Aggregate indebtedness	$	9,446
Computation of basic net capital requirement:		
Minimum net capital required – greater of $25,000 or 6-2/3% of aggregate indebtedness	$	25,000
Net capital in excess of requirement		41,870
Ratio of aggregate indebtedness to net capital		0.141:1

The computation of net capital under Rule 15c3-1(a)(1)(ii) as of December 31, 2002, as computed by FPA Fund Distributors, Inc. in its Form X-17A-5, Part IIA, filed with NASD Regulation, Inc., does not differ materially from the above computation, which is based upon the audited financial statements.

See accompanying independent auditors' report.



355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Supplemental Independent Auditors' Report on the Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors
FPA Fund Distributors, Inc.:

In planning and performing our audit of the basic financial statements of FPA Fund Distributors, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by FPA Fund Distributors, Inc., including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). Since FPA Fund Distributors, Inc. does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by FPA Fund Distributors, Inc. in: making quarterly securities examinations, counts verifications, and comparisons; recordation of differences required by rule 17a-13; and complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of FPA Fund Distributors, Inc. is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which FPA Fund Distributors, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the basic financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and state and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 17, 2003